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                    [FULBRIGHT & JAWORSKI L.L.P. LETTERHEAD]


                                                               February 12, 1996



The Diaz-Verson Funds Inc.
1200 Brookstone Centre Parkway, Suite 105
Columbus, GA 31904

Dear Sirs:

                  We refer to the filing by The Diaz-Verson Funds Inc., a corporation organized under the laws of the State of Maryland (the "Fund"), of a "Rule 24f-2 Notice" pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, in which the Fund reported sales during the fiscal year ended December 31, 1995 of 74,446 shares of beneficial interest of the Fund (the "Shares").

                  We, as counsel to the Fund, have examined such documents and reviewed such questions of law as we deemed necessary for the purposes of this opinion. As to various questions of fact material to this opinion, we have relied upon a certificate provided by an officer of the Fund. On the basis of such examination and review, we advise you that, in our opinion, the Shares have been legally issued and are fully paid and nonassessable.

                  We consent to the filing of this opinion together with the Rule 24f-2 Notice referred to above. This consent is not to be construed as an admission that we are a person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                                  Very truly yours,



                                                  /s/Fulbright & Jaworski L.L.P.
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